lEGAL PROCEEDINGS  EX-99

The Securities and Exchange Commission ("SEC") filed an administrative action against the Fund's President because of certain trading activity in his personal accounts during 1994. A hearing was held in November 1998 during which the Fund's President vigorously defended his position before a SEC Administrative Law Judge ("ALJ"). The ALJ's decision is not expected until 2000. Management does not believe an unfavorable outcome of this action will materially affect the Fund or management of the Fund; however, it is uncertain to what extent an unfavorable outcome would affect the Fund.

Pursuant to an examination of the Fund by the Securities and Exchange Commission ("SEC"), the SEC has issued a letter to the Fund identifying various asserted deficiencies and violations of rules and regulations. The Fund has reviewed the asserted deficiencies and violations and is currently preparing its response. The Fund's management does not believe that the outcome of these matters will have a material impact on the Fund's financial condition or operations. However, the ultimate outcome of these matters is not determinable at this time.